4-30-02

02033163

RECD S.E.C.
MAY 3 2002
070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Embraer – Brazilian Aviation Company INC
(Translation of registrant's name into English)

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE
AERONÁUTICA S.A.

Dated: May 3 , 2002

By: ______________________

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Resolutions approved during the Company's General Shareholders' Meeting held on April 29, 2002, together with a translation into English.

EXHIBIT 1

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

RESOLUTIONS

We hereby inform that the following matters were approved in the General Shareholders' Meeting held on this date:

1. Proposal to allocate the net income for the financial year ended December 31, 2001 to the amount of R$ 1,118,491,348.00 in the manner in which the proposal was presented:

a) Constitution of a statutory reserve to the amount of R$ 55,924,567.42, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

b) Ratification of the amount of R$ 403,854,659.22 as the dividend for the 2001 financial year, already declared by the Board of Directors half-yearly dividends, R$ 123,124,212.81 having been distributed for the first-half of 2001, R$ 100,010,224.08 for the second-half of 2001 and interest on shareholders' equity, R$ 33,852,590.88 having been distributed in the 1st quarter of 2001; R$ 41,403,663.73 in the 2nd quarter of 2001; R$ 48,354,187.18 in the 3rd quarter of 2001 and R$ 57,109,780.54 in the 4th quarter of 2001.

c) Transfer of the balance of R$ 658,712,121.36 to the Reserve for Investments and Working Capital, in accordance with the Company's Bylaws.

2. Election of the Fiscal Council, with a mandate extending to the next Stockholders' General Meeting, the following being re-elected: **João Maria Stefanon**, Brazilian, married, banking specialist, residing and domiciled in the city of Rio de Janeiro–RJ, at Av. Lineu de Paula Machado, 732-apto 101, Jardim Botânico, bearer of identity card RG nº 176.243-MAer, registered with the Individual Taxpayers' Register CPF/MF under the No. 011.389.607-72, as an effective member, and **Ivan Mendes do Carmo**, Brazilian, married, economist, residing and domiciled in the city of Brasília–DF, bearer of identity card RG No. 584.786-SSP/DF, registered with the CPF/MF under the No. 279.786.131-00, with business address in the city of Brasília- DF, at SEP Sul 702/902 - Lote B, Bloco A, Ed. Alencastro - 2º andar, as his deputy; **Carlos Alberto de Castro Monteiro,** Brazilian, married, accountant, residing and domiciled in the city of Brasília–DF, bearer of CRC/DF No. 5544, registered with the CPF/MF under the No. 150.246.281-87, with business address in the city of Brasília –DF, SEP Sul 702/902 - Lote "B", Bloco "A", Ed. Alencastro - 2º andar, as an effective member, and **Tarcísio Luiz Silva Fontenele**, Brazilian, married, lawyer, residing and domiciled in the city of Brasília–DF, bearer of OAB/DF No. 5919, registered with the CPF/MF under the No. 265.672.021-49, with business address in the city of Brasília-DF, SEP Sul 702/902 – Conj. "B", Bloco "A", as his deputy; **Luiz Tacca Júnior**, Brazilian, married, economist, residing and domiciled in the city of Brasília–DF, bearer of identity card RG No. 534.426-SSP/DF, registered with the CPF/MF under the No. 580.208.378-68, with business address in the city of Brasília–DF at Esplanada dos Ministérios, Bloco "P", Ed. Sede do Ministério da Fazenda, sala 403, as an effective member, and **Robson de Araujo Jorge**, Brazilian, married, economist, residing and domiciled in the city of

Brasília–DF, bearer of identity card RG nº 289.213-SSP/DF, registered with the CPF/MF under the No. 150.679.121-20, with business address in the city of Brasília–DF at Esplanada dos Ministérios, Bloco "P", Ed. Sede do Ministério da Fazenda, sala 417, as his deputy; **Nelson João Aiex**, Brazilian, legally separated, auditor, residing and domiciled in the city of Niteroi–RJ, bearer of identity card RG No. 966.436-IFP/RJ, registered with the CPF/MF under the No. 298.221.737-68, with business address in the city of Rio de Janeiro-RJ at Rua Visconde do Ouro Preto, 5, 10° andar, as an effective member and **José Mauro Laxe Vilela**, Brazilian, married, economist, residing and domiciled in the city of Niteroi –RJ, bearer of identity card RG No. 20.992-9, registered with the CPF/MF under the No. 102.631.287-68, with business address in the city of Rio de Janeiro–RJ at Rua Visconde do Ouro Preto, 5, 10° andar, as his deputy; the following new member being elected: **Érico Cavalcanti Furtado**, Brazilian, married, business administrator, residing and domiciled in the city of Recife-PE, at Av. 17 de Agosto, 853, apto 402, Casa Forte, bearer of identity card RG No. 1.147.910-SSP/PE, registered with the CPF/MF under the No. 009.661.344-00, as an effective member and **Alberto Basso**, Brazilian, married, lawyer, residing and domiciled in the city of São Paulo–SP, at Rua 13 de maio, 1389, apto 42, bearer of identity card RG No. 2.711.241, registered with the CPF/MF under the No. 065.814.478-20, as his deputy.

3. Approve the minimum statutory remuneration for the Fiscal Council, not including profit-sharing and establish the overall annual amount of R$ 26,000,000.00 (twenty-six million reais) for remuneration of the officers, to be allocated individually by the Supervisory Board in accordance with the sole paragraph of Article 14 of the Company's Bylaws.

4. Approve the adoption of the Regional Supplement "Upstate São Paulo" in the newspaper Gazeta Mercantil, in the local edition circulating in the Company's head office area to replace the newspaper "Valeparaibano" for the publications required according to Corporate Law, resolving that this replacement should be made after publication of the notice stated in the abstract of the Minutes of this Meeting.

São José dos Campos, April 29, 2002

ANTONIO LUIZ PIZARRO MANSO
Executive Vice President Corporate and CFO

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

DELIBERAÇÕES

Estamos informando que na Assembléia Geral Ordinária, realizada nesta data, foram aprovados os seguintes assuntos:

1. Proposta de destinação do lucro líquido do exercício social encerrado em 31 de dezembro de 2001, no valor de R$ 1.118.491.348,00, na forma em que a mesma foi apresentada, ou seja:

a) Constituição de reserva legal no montante de R$ 55.924.567,42, correspondente à 5% do lucro líquido apurado, nos termos do Artigo 193 da Lei 6.404/76.

b) Ratificação do valor de R$ 403.854.659,22, como dividendos do ano de 2001, já declarados pelo Conselho de Administração, a título de dividendos semestrais, tendo sido distribuídos R$ 123.124.212,81, relativos ao primeiro semestre de 2001, R$ 100.010.224,08, relativos ao segundo semestre de 2001 , e juros sobre capital próprio, tendo sido distribuídos, R$ 33.852.590,88 no 1º trimestre/2001; R$ 41.403.663,73 no 2º trimestre de 2001; R$ 48.354.187,18 no 3º trimestre de 2001; e R$ 57.109.780,54 no 4º trimestre de 2001.

c) Transferência do saldo de R$ 658.712.121,36 para a conta de Reserva para Investimentos e Capital de Giro, na forma do Estatuto Social.

2. Eleição do Conselho Fiscal, com prazo de mandato até a próxima Assembléia Geral Ordinária: Reeleitos, os Sr. **João Maria Stefanon**, brasileiro, casado, bancário, residente e domiciliado na cidade do Rio de Janeiro–RJ, à Av. Lineu de Paula Machado, 732-apto 101, Jardim Botânico, portador da Cédula de Identidade RG nº 176.243-MAer, inscrito no CPF/MF sob nº 011.389.607-72, como membro efetivo, e **Ivan Mendes do Carmo**, brasileiro, casado, economista, residente e domiciliado na cidade de Brasília–DF, portador da Cédula de Identidade RG nº 584.786-SSP/DF, inscrito no CPF/MF sob nº 279.786.131-00, com endereço comercial na cidade de Brasília- DF, no SEP Sul 702/902 - Lote B, Bloco A, Ed. Alencastro - 2º andar, como seu suplente; **Carlos Alberto de Castro Monteiro,** brasileiro, casado, contador, residente e domiciliado na cidade de Brasília–DF, portador do CRC/DF Nº 5544, inscrito no CPF/MF sob nº 150.246.281-87, com endereço comercial na cidade de Brasília –DF, SEP Sul 702/902 - Lote "B", Bloco "A", Ed. Alencastro - 2º andar, como membro efetivo, e **Tarcísio Luiz Silva Fontenele**, brasileiro, casado, advogado, residente e domiciliado na cidade de Brasília–DF, portador da OAB/DF sob nº 5919, inscrito no CPF/MF sob nº 265.672.021-49, com endereço comercial na cidade de Brasília-DF, SEP Sul 702/902 – Conj. "B", Bloco "A", como seu suplente; **Luiz Tacca Júnior**, brasileiro, casado, economista, residente e domiciliado na cidade de Brasília–DF, portador da Cédula de Identidade RG nº 534.426-SSP/DF, inscrito no CPF/MF sob nº 580.208.378-68, com endereço comercial na cidade de Brasília–

DF, na Esplanada dos Ministérios, Bloco "P", Ed. Sede do Ministério da Fazenda, sala 403, como membro efetivo, e **Robson de Araujo Jorge**, brasileiro, casado, economista, residente e domiciliado na cidade de Brasília–DF, portador da Cédula de Identidade RG nº 289.213-SSP/DF, inscrito no CPF/MF sob nº 150.679.121-20, com endereço comercial na cidade de Brasília–DF, na Esplanada dos Ministérios, Bloco "P", Ed. Sede do Ministério da Fazenda, sala 417, como seu suplente; **Nelson João Aiex**, brasileiro, desquitado, auditor, residente e domiciliado na cidade de Niteroi–RJ, portador da Cédula de Identidade RG nº 966.436-IFP/RJ, inscrito no CPF/MF sob nº 298.221.737-68, com endereço comercial na cidade do Rio de Janeiro-RJ, na Rua Visconde do Ouro Preto, 5, 10º andar, como membro efetivo, e **José Mauro Laxe Vilela**, brasileiro, casado, economista, residente e domiciliado na cidade de Niteroi –RJ, portador da Cédula de Identidade RG nº 20.992-9, inscrito no CPF/MF sob nº 102.631.287-68, com endereço comercial na cidade do Rio de Janeiro–RJ, à Rua Visconde do Ouro Preto, 5, 10º andar, como seu suplente. Eleito Sr. **Érico Cavalcanti Furtado**, brasileiro, casado, administrador de empresa, residente e domiciliado na cidade de Recife-PE, na Av. 17 de Agosto, 853, apto 402, Casa Forte, portador da Cédula de Identidade RG nº 1.147.910-SSP/PE, inscrito no CPF/MF sob nº 009.661.344-00, como membro efetivo, e **Alberto Basso**, brasileiro, casado, advogado, residente e domiciliado na cidade de São Paulo–SP, na Rua 13 de maio, 1389, apto 42, portador da Cédula de Identidade RG nº 2.711.241, inscrito no CPF/MF sob nº 065.814.478-20, como seu suplente.

3. Aprovou a remuneração mínima legal para o Conselho Fiscal, não computada a participação nos lucros e fixou a verba global anual de R$ 26.000.000,00 (vinte e seis milhões de reais) para remuneração dos administradores, a ser alocada, individualmente, pelo Conselho de Administração, de conformidade com o parágrafo único do Artigo 14 do Estatuto Social.

4. Aprovou a adoção do Caderno Regional "Interior Paulista" da Gazeta Mercantil, de circulação na localidade de sede da Companhia, em substituição ao jornal "Valeparaibano", para as publicações ordenadas pela lei das Sociedades por Ações, determinando que a referida troca só será feita após a publicação de aviso constante do extrato da Ata desta Assembléia.

São José dos Campos, 29 de abril de 2002

ANTONIO LUIZ PIZARRO MANSO
Diretor Vice-Presidente Executivo Corporativo
e de Relações com o Mercado.